UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70115

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Infinity Capital Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

201 NW 10th Street Suite 200
(No. and Street)

Oklahoma City	OK	73103
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher Lee	405.367.6495	clee@infinitycappartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

325 North Saint Paul St. Suite 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Lee, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Infinity Capital Securities, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Managing Partner

2-5-26

Notary Public

NOTARY SEAL PUBLIC
LATOYA PULLEN
NOTARY PUBLIC
STATE OF OKLAHOMA
Commission # 24005140 Expires 04/17/28

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

INFINITY CAPITAL SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
REQUIRED BY THE SECURITIES & EXCHANGE COMMISSION

December 31, 2025

Report of Independent Registered Public Accounting Firm

INFINITY CAPITAL SECURITIES, LLC

CONTENTS



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Members and Those Charged With Governance
Infinity Capital Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Infinity Capital Securities, LLC (the Company) as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2021.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
February 2, 2026

INFINITY CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

ASSETS		
Cash		19,507
Accounts receivable		-
Total Assets	$	19,507

LIABILITIES & MEMBERS' EQUITY		
Accrued Expenses		7,000
Total Liabilities		7,000
Members' Equity	$	12,507
Total Liabilities & Members' Equity	$	19,507

The accompanying notes are an integral part of these financial statements.

INFINITY CAPITAL SECURITIES, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2025

Revenue:		
	Investment Banking Income	$ --
	Interest income	8
	Total Revenue	8
Expenses:		
	Compensation and Benefits	$ 4,200
	Professional and Consulting Fees	34,549
	General and Administrative Expenses	3,647
	Occupancy Expenses	4,200
	State Taxes	14,842
	Total Expenses	61,438
Net Loss		$ (61,430)

The accompanying notes are an integral part of these financial statements.

INFINITY CAPITAL SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2025

Balance - December 31, 2024	$	33,937
Capital Distributions		40,000
Net Loss		(61,430)
Balance - December 31, 2025	$	12,507

The accompanying notes are an integral part of these financial statements.

INFINITY CAPITAL SECURITIES, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2025

Cash flows from operating activities:		
Net Loss	$	(61,430)
Adjustments to reconcile Net Income to Net Cash provided by		
Increase in Prepaid Expenses		-
Decrease in Accrued Expenses		(238,815)
Total Adjustments		(238,815)
Net Cash used in operating activities		(300,245)
Cash flows from financing activities:		
Capital Distributions		40,000
Net cash provided by financing activities		40,000
Net decrease in cash		(260,245)
Cash - Beginning of year		279,752
Cash - End of year		19,507

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF THE BUSINESS

Infinity Capital Securities LLC (the "Company"), was organized on April 6, 2018 in the State of Oklahoma as a limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corp ("SIPC"). The Company provides placement and advisory services to its clients.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statements on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

Revenue Recognition

Revenues are recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been satisfied, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation.

The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses.

Revenues associated with the reimbursement of such expenses are recorded when the Company is contractually entitled to reimbursement and presented within other income. The Company did not have reimbursed expenses during the year.

The Company provides financial advisory and transaction related services to its customers. The benefits of the Company's services are generally transferred to the Company's customers over time as the customers simultaneously receive and consume the benefits as the Company performs the service. The Company's contracts are usually cancellable by either party at any time and the considerations typically include retainer fees and success fees. Retainer fees are generally fixed and charged on a month-to-month basis recognized over the month in which the advisory services are performed. However, success fees are variable and subject to constraints, and are typically not recognized until there is a transaction completion date, due to the uncertainty associated with those events. Deferred revenue is related to retainer fees received, not yet earned, and is based on management's estimate of completion related to performance obligations and the passage of time.

Income Taxes

The Company is a limited liability company and as of as of 1/1/2025 it is treated as a pass through entity for income tax purposes under the provisions of the Internal Revenue Code. Under those provisions, the Company does not pay federal or state income tax, which are passed through to the individual member.

INFINITY CAPITAL SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risks

Financial instruments that subject the Company to credit risk consist principally of cash and cash equivalents. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk.

The Company maintains cash deposits in a financial institution. Accounts at the bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not exceeded the federally insured limit of $250,000. The deposit accounts are therefore fully insured. The Company has not experienced any losses in the accounts. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires that the Company maintain a minimum net capital of $5,000 and that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. As of December 31, 2025, the Company net capital was $12,507 which was $7,507 in excess of its required minimum and is in compliance with its minimum net capital and ratio of aggregate indebtedness requirements. The Company's ratio of aggregate indebtedness to net capital was 7.24 to 1.

NOTE 4 – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer funds or securities.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with Infinity Capital Partners, LLC, an affiliated company. The agreement requires the company to pay a monthly fee of $350 per month for rent, utilities and supplies and $350 per month for salaries expense. During the period from January 1, 2025 through December 31, 2025, the Company paid $4,200 for rent and utilities and $4,200 for salaries expense pursuant to the agreement.

NOTE 6 – CONCENTRATIONS

A significant customer is defined as one from whom at least 10% of annual revenue is derived. The Company had no revenue other than interest income for the year ended December 31, 2025.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments, guarantees or contingencies. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

NOTE 8 – MEMBER'S EQUITY

As of January 1, 2025, the Company's ownership structure changed and is now wholly owned by Infinity Capital, LLC.

Note 9 – RECENT ACCOUNTING PRONOUNCEMENT

In November 2023, the FASB issued ASU 2023-07, which introduces improvements to the information that a public entity discloses about its reportable segments and addresses investor requests for more information about reportable segment expenses. The ASU does not change the current guidance related to the identification of operating segments, the determination of reportable segments, or the aggregation criteria. Rather, the new guidance introduces additional disclosure requirements and expands those requirements to entities with a single reportable segment, not just entities with multiple reportable segments. The chief operating decision maker is the Managing Partner of the Company who has determined that no additional disclosures are required as the Company has only reportable segment.

SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17A-5
OF THE SECURITIES EXHANGE ACT OF 1934
DECEMBER 31, 2025

SCHEDULE I
INFINITY CAPITAL SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

DECEMBER 31, 2025

Net Capital	
Total members' equity	$ 12,507
Deductions and Charges	
Non-allowable assets	-
Total Deductions and Charges	-
Net Capital before Haircuts on Securities Position	12,507
Haircuts on Securities Positions	-
Net Allowable Capital	$ 12,507
Aggregate Indebtedness (A.I.)	
Accrued expenses	$ 7,000
Total Aggregate Indebtedness	7,000
Computation of Basic Net Capital Requirement	
(a) Minimum net capital required (6.66% of total A.I.)	$ 467
(b) Minimum net capital required of broker dealer	5,000
Net Capital Requirement (Greater of (a) or (b))	$ 5,000
Excess Net Capital	$ 7,507
Ratio of A.I. to Net Capital	0.56

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of FORM X-17A-5 as of December 31, 2025.

INFINITY CAPITAL SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

SCHEDULE III
INFINITY CAPITAL SECURITIES, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMMISSION RULE 15C3-3

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Members and Those Charged With Governance
Infinity Capital Securities, LLC

We have reviewed the accompanying Exemption Report of Infinity Capital Securities, LLC (the Company) as of and for the fiscal year ended December 31, 2025, in which management asserts that:

1. The Company did not claim an exemption under any paragraph of 17 C.F.R. § 240.15c3-3(k);

2. The Company is filing this Exemption Report in reliance on Footnote 74 of SEC Release No. 34-70073 because it limited its securities business activities to (1) advising clients in connection with securities transactions made with relation to mergers and acquisitions (2) private placements throughout the fiscal year ended December 31, 2025 exclusively to the activities described in that footnote; and

3. Throughout the fiscal year ended December 31, 2025, the Company: (i) did not receive, hold, or owe funds or securities for or to customers (except amounts received and promptly transmitted in accordance with 17 C.F.R. § 240.15c2-4(a) or (b)(2)); (ii) did not carry accounts of or for customers; and (iii) did not carry proprietary accounts of other broker-dealers.

Management of the Company is responsible for the assertions in the Exemption Report and for compliance with the applicable requirements.

We conducted our review in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, nothing came to our attention that caused us to believe that management's assertions referred to above are not fairly stated, in all material respects, based on the requirements set forth in Footnote 74 of SEC Release No. 34-70073 and related provisions of Rule 17a-5.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
February 2, 2026

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

Infinity Capital Securities, LLC Exemption Report

Infinity Capital Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) advising clients in connection with securities transactions made with relation to mergers and acquisitions and private placements.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Christopher Lee, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

Christopher Lee
Managing Member

Date of Report: February 2, 2026

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended   12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:
MEMBER NAME   *SEC No.*
INFINITY CAPITAL SECURITIES LLC   8-70115
For the fiscal period beginning   1/1/2025   and ending   12/31/2025

1   Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030) $ 0.00

2   Additions:

  a Total revenues from the securities business of subsidiaries (except foreign
     subsidiaries) and predecessors not included above.

  b Net loss from principal transactions in securities in trading accounts.

  c Net loss from principal transactions in commodities in trading accounts.

  d Interest and dividend expense deducted in determining item 1.

  e Net loss from management of or participation in the underwriting or
     distribution of securities.

  f Expenses other than advertising, printing, registration fees and legal fees
     deducted in determining net profit management of or participation in
     underwriting or distribution of securities.

  g Net loss from securities in investment accounts.

  h Add lines 2a through 2g. This is your **total additions**. $ 0.00

3   Add lines 1 and 2h $ 0.00

4   Deductions:

  a Revenues from the distribution of shares of a registered open end investment
     company or unit investment trust, from the sale of variable annuities, from the
     business of insurance, from investment advisory services rendered to
     registered investment companies or insurance company separate accounts
     and from transactions in security futures products.

  b Revenues from commodity transactions.

  c Commissions, floor brokerage and clearance paid to other SIPC members
     in connection with securities transactions.

  d Reimbursements for postage in connection with proxy solicitations.

  e Net gain from securities in investment accounts.

  f 100% commissions and markups earned from transactions in (I) certificates
     of deposit and (ii) Treasury bills, bankers acceptances or commercial paper
     that mature nine months or less from issuance date.

  g Direct expenses of printing, advertising, and legal fees incurred in connection
     with other revenue related to the securities business (revenue defined by
     Section 16(9)(L) of the Act).

  h Other revenue not related either directly or indirectly to the securities business.
     Deductions in excess of $100,000 require documentation

5   **a** Total interest and dividend expense (FOCUS Report - Statement
     of Income (Loss) - Code 4075 plus line 2d above) but
     not in excess of total interest and dividend income

  b 40% of margin interest earned on customers securities accounts
     (40% of FOCUS Report - Statement of Income (Loss) -
     Code 3960)

  c Enter the greater of line 5a or 5b $ 0.00

6   Add lines 4a through 4h and 5c. This is your **total deductions**. $ 0.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 0.00
8		Multiply line 7 by .0015. This is your **General Assessment**.			$ 0.00
9		Current overpayment/credit balance, if any			$ 0.00
10		General assessment from last filed 2025 SIPC-6 or 6A		$ 0.00	
11	a	Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00		
	b	Any other overpayments applied	$ 0.00		
	c	All payments applied for 2025 SIPC-6 and 6A(s)	$ 0.00		
	d	Add lines 11a through 11c		$ 0.00	
12		**LESSER** of line 10 or 11d.			$ 0.00
13	a	Amount from line 8		$ 0.00	
	b	Amount from line 9		$ 0.00	
	c	Amount from line 12		$ 0.00	
	d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 0.00
14		Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15		**Amount you owe SIPC**. Add lines 13d and 14.			$ 0.00
16		Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-70115	DEA: FINRA	2025	Dec

MEMBER NAME INFINITY CAPITAL SECURITIES LLC
MAILING ADDRESS 201 NW 10TH ST STE 200
OKLAHOMA CITY, OK 73103

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

INFINITY CAPITAL SECURITIES LLC	CHRISTOPHER J LEE
(Name of SIPC Member)	(Authorized Signatory)
1/12/2026	clee@infinitycappartners.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.